Exhibit 4.3 Summary of Employment Arrangements between Schering AG and Dr. Ulrich Köstlin

Summary of Employment Arrangements
between Schering Aktiengesellschaft
and Dr. Ulrich Köstlin

This English-language summary of the material terms of the employment arrangements between Schering Aktiengesellschaft (the "Company") and Dr. Ulrich Köstlin, Member of the Executive Board of the Company, is based on the terms of certain German language letter agreements between the Company and Dr. Köstlin.

Term: Dr. Köstlin was first elected as Member of the Executive Board of the Company as of June 1, 1994. His current term will expire on May 31, 2009. The term of the employment arrangements described herein is concurrent with Dr. Köstlin’s term.

Compensation: The aggregate remuneration of Dr. Köstlin for 2004 is comprised of the following three elements:

Fixed Compensation:	EUR 540,000.00

Variable Compensation:	EUR 1,246,200.00 (determined by reference to earnings per share
(EPS) exceeding the threshold value of EUR 0.60 per share)

Stock-Based Compensation:
Stock options granted	€ 147,700.00

Retirement: The Company will make a monthly pension contribution equal to 4 times the monthly base salary of technical employees in group E13 applicable at the Company’s site in Bergkamen, Germany.

Others	Euro

Workers Comp	360.33
D&O	493.00
Social Security (RV)	6,025.56
Insurance (KUV)	704.90
Car	15,425.28